October 3, 2024

Brian Mueller
Chief Financial Officer
BioMarin Pharmaceutical Inc.
770 Lindaro Street
San Rafael, California 94901

       Re: BioMarin Pharmaceutical Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           Filed February 26, 2024
           Form 10-Q for the quarterly period ended June 30, 2024
           Filed August 5, 2024
           File No. 000-26727
Dear Brian Mueller:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Eric Davis